UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2021
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES THIRD QUARTER 2021 PROFIT OF $15.7 MILLION, OR $0.41 PER SHARE,
ON THE ACCOUNT OF HIGHER TOP-LINE REVENUES AND SUSTAINED CREDIT GROWTH

PANAMA CITY, REPUBLIC OF PANAMA, October 29, 2021

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the Third Quarter (“3Q21”) and nine months (“9M21”) ended September 30, 2021.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	3Q21	2Q21	3Q20	9M21	9M20
Key Income Statement Highlights
Net Interest Income ("NII")	$22.1	$21.0	$22.6	$62.0	$70.1
Fees and commissions, net	$4.8	$4.3	$2.6	$12.1	$7.6
(Loss) gain on financial instruments, net	$(0.1)	$0.2	$(0.4)	$0.1	$(4.7)
Other income, net	$0.1	$0.1	$0.4	$0.3	$0.8
Total revenues	$26.8	$25.6	$25.2	$74.4	$73.8
(Provision for) reversal of credit losses	$(0.8)	$(1.4)	$(1.5)	$(2.2)	$1.2
Gain on non-financial assets, net	$0.0	$0.0	$0.1	$0.0	$0.0
Operating expenses	$(10.3)	$(10.1)	$(8.3)	$(29.6)	$(27.2)
Profit for the period	$15.7	$14.1	$15.4	$42.6	$47.9
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.41	$0.36	$0.39	$1.08	$1.21
Return on Average Equity (“ROAE”) (2)	6.1%	5.4%	6.0%	5.5%	6.2%
Return on Average Assets (“ROAA”)	0.9%	0.8%	1.0%	0.9%	1.0%
Net Interest Margin ("NIM") (3)	1.33%	1.27%	1.42%	1.28%	1.43%
Net Interest Spread ("NIS") (4)	1.17%	1.11%	1.19%	1.11%	1.12%
Efficiency Ratio (5)	38.5%	39.6%	33.1%	39.8%	36.8%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$6,956	$6,531	$5,320	$6,956	$5,320
Commercial Portfolio (7)	$6,188	$6,008	$5,087	$6,188	$5,087
Investment Portfolio	$768	$523	$234	$768	$234
Total assets	$6,977	$6,723	$6,311	$6,977	$6,311
Total equity	$1,013	$1,031	$1,026	$1,013	$1,026
Market capitalization (8)	$667	$605	$482	$667	$482
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (9)	21.3%	23.6%	26.5%	21.3%	26.5%
Capital Adequacy Ratio (Regulatory) (10)	16.9%	18.2%	21.8%	16.9%	21.8%
Total assets / Total equity (times)	6.9	6.5	6.2	6.9	6.2
Liquid Assets / Total Assets (11)	11.9%	14.9%	23.2%	11.9%	23.2%
Credit-impaired loans to Loan Portfolio (12)	0.2%	0.2%	0.0%	0.2%	0.0%
Total allowance for losses to Credit Portfolio (13)	0.7%	0.7%	0.8%	0.7%	0.8%
Total allowance for losses to credit-impaired loans (times) (13)	4.4	4.4	n.m.	4.4	n.m.
"n.m." means not meaningful.

BUSINESS HIGHLIGHTS

•	Bladex’s Profit for 3Q21 totaled $15.7 million (+12% QoQ; +2% YoY), mainly due to higher top-line revenues (+5% QoQ; +7% YoY), on improved fee income and a positive quarterly trend in Net Interest Income (“NII”).

•	The Bank’s Profit for 9M21 reached $42.6 million (-11% YoY), mainly due to the net effect on NII of lower market rates on the Bank´s assets and liabilities. Other impacts included credit provisions mainly associated to credit growth compared to reversals in 2020, and higher operating expenses, offsetting higher fees and other income.

•	NII quarterly growth trend, up 5% QoQ, to $22.1 million for 3Q21, mainly reflect increased credit portfolio balances, higher lending spreads and lower funding costs, offsetting the impact of lower market rates, mostly accountable for the 2% YoY decrease on NII.

•	Fees and commissions income totaled $4.8 million for 3Q21 (+11% QoQ; +82% YoY), as the Bank saw increased activity in its transaction-based structuring and syndications business and the robust results in the Bank’s letters of credit business.

•	The Bank’s Credit Portfolio grew 7% QoQ and 31% YoY to reach $7.0 billion at the end of 3Q21, propelled by higher lending origination (+10% QoQ; +53% YoY) and a 78% QoQ increase in its portfolio of credit investment securities to complement the Bank’s lending business.

•	The persistent quarterly growth trend in the Commercial Portfolio, reaching $6.2 billion at 3Q21 (+3% QoQ; +22% YoY), was centered on Investment Grade countries (+3 p.p. QoQ). The Bank continues to collect all scheduled loan maturities, evidencing the high quality of its borrower base, as well as the short-term nature of its business (77% maturing in less than a year).

•	Credit-impaired loans (“NPLs”) remained unchanged from the previous quarter, at $11 million or 0.2% of total loans at the end of 3Q21. Credits with increased risk since origination (Stage 2, under IFRS 9) represented 3%, with the remaining 97% categorized as Stage 1 or low-risk credits.

•	As of September 30, 2021, the total allowance for credit losses amounted to $46.9 million, representing 4.4 times NPL balances. Provision for credit losses of $0.8 million in 3Q21 was mostly associated to credit growth.

•	Bladex´s liquidity position stood at $827 million, or 12% of total assets as of September 30, 2021, supported by its sound and well diversified funding structure, led by the continued steady growth of its deposit base (+1% QoQ; +11% YoY).

•	As of September 30, 2021, the Bank´s capitalization remained solid with a Tier 1 Basel III Capital Ratio of 21.3% and a Regulatory Capital Adequacy Ratio of 16.9%. Equity levels were down (-2% QoQ; -1% YoY) mainly due to the Bank’s open market stock repurchase program, under which 1.8 million shares for a total of $28.6 million, with an average price of $16.17, have been repurchased since its launching in mid-May of 2021.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “There is no doubt that economic recovery is underway in Latin America and the Caribbean. According to the International Monetary Fund, Real GDP is projected to grow by 6.3 % in 2021, followed by a more moderate rate of 3% in 2022. From an overall perspective, Bladex foresees an heterogenous recovery across Latin America, with the two biggest economies in the Region, Brazil and Mexico, growing at 5.2% and 6.2% respectively this year. High commodity prices, and its pent-up demand, record high remittances in some countries and the reversal of monetary and fiscal policies are the main favorable external conditions. Having said that, the pandemic still casts shadows over parts of the Region, as the recovery was robust in the first quarter of 2021 but lost momentum in the second and third quarters as COVID-19 cases rose again in several countries.”

Mr. Salas added: “In this context, third quarter results improved once again, continuing the positive growth trend in revenues, both from higher interest income, and higher fee income coming from our syndication business and our letters of credit business that is having a record year. The loan book and investment portfolio have now five quarters of consecutive growth, with a combined total of more than $6 billion, surpassing pre-pandemic levels. Solid loan origination was made at higher spreads than the loans matured during the quarter, an inflection point as it reverts the recent downward pressure in spreads experienced since the beginning of the year.”

Mr. Salas concluded: “As I have been stating in previous quarters, after operating for over 40 years in Latin America, Bladex remains cautiously optimistic and uniquely positioned to continue growing and taking advantage of the opportunities that keep arising in a Region that we know very well. The Board decided once again, to maintain the quarterly dividend of 25 cents per share and the share buyback plan announced last May under the open market program continues to be executed as planned, reaffirming our solid results, confidence and commitment in the best interest of our valued shareholders.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed through two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

Bladex’s high-quality and diversified Commercial Portfolio maintained its persistent quarterly growth trend, reaching $6.2 billion at the end of 3Q21, a 3% QoQ increase compared to $6.0 billion a quarter ago, and a 22% YoY increase compared to a year ago. Quarterly increases were mainly driven by higher lending origination (+10% QoQ; +53% YoY), mostly centered on Investment Grade countries (+17%. QoQ). Meanwhile, during 3Q21 the Bank continues to collect all scheduled loan maturities, evidencing the high quality of the Bank’s borrower base and short-term nature of its business. On an average basis, Commercial Portfolio balances reached $6.0 billion for the 3Q21 (stable QoQ; +21% YoY) and $5.8 billion for 9M21 (+7% YoY), also evidencing the growth throughout the year.

As of September 30, 2021, 77% of the Commercial Portfolio was scheduled to mature within a year, down 1 pp compared from the previous quarter and up 4 pp from a year ago. Trade finance transactions represented 69% of the short-term origination, up 7 pp compared to a quarter ago and up 14 pp compared to a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments, as of September 30, 2021:

Bladex’s credit quality remains sound with a well-diversified exposure across countries. As of September 30, 2021, 46% of the Commercial Portfolio was geographically distributed in investment grade countries, up 3 pp from the previous quarter, with a continued focus on preserving high quality origination and sound credit exposures, and down 13 pp from a year ago, which is mostly explained by the Bank´s decision to classify Colombia as non-investment grade during the previous quarter, following the recent downgrades by two main credit rating agencies, even though Colombia is still rated investment grade by one of the major credit rating agencies. Brazil continues to represent the largest country-risk exposure at 18% of the total Commercial Portfolio, of which 82% was with financial institutions. Other relevant country-risk exposures were to investment grade countries such as Mexico at 14% and Chile at 10% and top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) at 8% of the total portfolio.

The Commercial Portfolio by industries also remained well-diversified and focused on high quality borrowers, as exposure to the Bank’s traditional client base of financial institutions represented 44% of the total Commercial Portfolio, and exposure to sovereign and state-owned corporations remained at 17% of the total portfolio at the end of 3Q21. The remaining of the portfolio comprises top tier corporates throughout the Region. The portfolio continued to be well diversified across corporate sectors, in which most industries represented 5% or less of the total Commercial Portfolio, except for certain sectors that the Bank considers as defensive under the current context supported by higher commodity prices and LatAm trade flows, such as Metal manufacturing and Oil & Gas (Downstream), each at 8%, and Food and beverage, Electric power and Oil & Gas (Integrated), each at 7% of the Commercial Portfolio at the end of 3Q21. In addition, sectors categorized by the Bank as high risk, such as sugar and airline industries, remained downsized at 1% and 0.8% of the total portfolio at the end of 3Q21, respectively.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	3Q21	2Q21	3Q20	QoQ (%)	YoY (%)	9M21	9M20	YoY (%)
Commercial Business Segment:
Net interest income	$21.3	$20.5	$21.2	4%	0%	$60.5	$66.9	-10%
Other income	4.9	4.5	2.9	10%	69%	12.7	5.5	131%
Total revenues	26.2	25.0	24.1	5%	9%	73.2	72.4	1%
Reversal of (provision for) credit losses	0.1	(1.0)	(1.4)	111%	108%	(0.9)	1.4	-166%
Gain on non-financial assets, net	0.0	0.0	0.1	n.m.	-100%	0.0	0.0	n.m.
Operating expenses	(7.9)	(7.9)	(6.5)	0%	-21%	(22.9)	(20.1)	-14%
Profit for the segment	$18.5	$16.0	$16.3	15%	13%	$49.4	$53.6	-8%
"n.m." means not meaningful.

The Commercial Business Segment’s Profit was $18.5 million for 3Q21 (+15% QoQ; +13% YoY). The quarterly increases were mostly attributable to improved revenues (+5% QoQ; +9% YoY) driven by higher NII mainly on higher average spreads, and the increased activity in its transaction-based structuring and syndications business combined with the solid results in the Bank’s letters of credit business. In addition, the Commercial Business reported a $0.1 million reversal for credit losses resulting from the improved mix of its Commercial Portfolio exposure at the end of 3Q21, compared to the $1.0 million and $1.4 million provision charges for expected credit losses in 2Q21 and 3Q20, respectively.

Year-to-date Commercial Business Segment’s Profit totaled $49.4 million (-8% YoY), as the more than doubled other income (+131% YoY) mostly from improved fees and commissions was offset by the 10% decrease in NII primarily impacted by lower market base rates, the $0.9 million provision charge for credit losses associated to portfolio growth, compared to $1.4 million reversals in 2020, and higher operating expenses.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated above ‘A-‘, and financial instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

The Bank’s liquid assets, mostly consisting of cash and due from banks, as well as highly rated corporate debt securities (above ‘A-‘) aimed to enhance liquidity yields, totaled $827 million at the end of 3Q21, down from $999 million a quarter ago and down from $1,465 million a year ago, as the Bank adjusted its liquidity position consistent to pre-Covid levels considering the improved market environment and the Bank’s ample access to diversified funding sources. As of September 30, 2021, $567 million, or 69% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York, while $195 million, or 24% of total liquid assets represented corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee. As of the end of 3Q21, 2Q21, and 3Q20, liquidity balances to total assets represented 12%, 15% and 23%, respectively, while the liquidity balances to total deposits ratio was 24%, 30% and 48%, respectively.

The credit investment portfolio, related to the Treasury’s investment management activities aimed to complement the Bank’s Commercial Portfolio, increased to $573 million at the end of 3Q21, a 78% increase compared to $322 million a quarter ago and more than three times higher compared to $127 million a year ago. Consequently, the Bank’s total Investment Portfolio amounted to $768 million as of September 30, 2021, up 47% from $523 million a quarter ago, and more than three times higher from $234 million a year ago. Overall, the Investment Portfolio mostly consisted of readily-quoted U.S., Latin American and Multilateral securities (refer to Exhibit X for a per-country risk distribution of the Investment Portfolio).

On the funding side, deposit balances increased to $3.4 billion at the end of 3Q21, up 1% QoQ and 11% YoY. The continued growth in the Bank’s deposit base denotes the growth of its Yankee CD program which complements the short-term funding structure, and the steady support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 47% of total deposits at the end of 3Q21, compared to 48% and 51% of total deposits a quarter and year ago, respectively. As of September 30, 2021, total deposits represented 60% of total funding sources, compared to 61% the previous quarter and 60% a year ago. In turn, short- and medium-term borrowings and debt totaled $2.0 billion at the end of 3Q21 (-5% QoQ and YoY). Weighted average funding costs improved to 0.89% in 3Q21 (-4 bps QoQ; -37 bps YoY) and 0.97% in 9M21 (-78 bps YoY), benefiting from the impact of lower market rates, as well as lower spreads paid on funding.

(US$ million)	3Q21	2Q21	3Q20	QoQ (%)	YoY (%)	9M21	9M20	YoY (%)
Treasury Business Segment:
Net interest income	$0.8	$0.5	$1.4	53%	-44%	$1.5	$3.2	-55%
Other income (expense)	(0.2)	0.1	(0.3)	-266%	46%	(0.3)	(1.8)	85%
Total revenues	0.6	0.6	1.1	-4%	-43%	1.2	1.5	-18%
Provision for credit losses	(0.9)	(0.3)	(0.1)	-159%	-684%	(1.3)	(0.2)	-523%
Operating expenses	(2.5)	(2.2)	(1.8)	-9%	-34%	(6.7)	(7.0)	5%
Loss for the segment	($2.7)	($2.0)	($0.9)	-40%	-208%	($6.8)	($5.8)	-17%

The Treasury Business Segment’s results were a $2.7 million loss for 3Q21 (-40% QoQ; -208% YoY) and a $6.8 million loss for 9M21 (-17% YoY). The quarterly and year-to-date losses were mainly associated to higher provision for credit losses resulting from the Investment Portfolio’s 47% QoQ increase, and lower total revenues in 3Q21 and 9M21 on a conservative liquidity gap position.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	3Q21	2Q21	3Q20	QoQ (%)	YoY (%)	9M21	9M20	YoY (%)
Net Interest Income
Interest income	$34.8	$34.2	$39.7	2%	-12%	$101.9	$143.2	-29%
Interest expense	(12.7)	(13.2)	(17.1)	4%	26%	(39.9)	(73.1)	45%
Net Interest Income ("NII")	$22.1	$21.0	$22.6	5%	-2%	$62.0	$70.1	-12%

Net Interest Spread ("NIS")	1.17%	1.11%	1.19%	5%	-2%	1.11%	1.12%	-1%

Net Interest Margin ("NIM")	1.33%	1.27%	1.42%	4%	-6%	1.28%	1.43%	-10%

NII totaled $22.1 million for 3Q21 (+5% QoQ; -2% YoY) and $62.0 million for 9M21 (-12% YoY). The 5% QoQ increase was mostly attributable to the positive effect from higher average lending rates (+2 bps QoQ), lower average funding costs (-4 bps QoQ), and increased average investment portfolio balances (+37% QoQ). 3Q21 NII decreased by 2% YoY, mostly impacted by lower market base rates, partly offset by an improved interest-earning assets mix – with increased average loans and investments and decreased low-yielding average liquidity balances back to normalized levels. On a year-to-date basis, NII was down 12% YoY, mainly impacted by the net rate effect of lower market base rates on the Bank’s assets and liabilities.

FEES AND COMMISSIONS

Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	3Q21	2Q21	3Q20	QoQ (%)	YoY (%)	9M21	9M20	YoY (%)
Letters of credit fees	3.1	3.4	2.3	-10%	34%	9.0	6.5	38%
Loan syndication fees	1.3	0.4	0.1	232%	2024%	1.8	0.5	256%
Other commissions, net	0.4	0.5	0.3	-20%	42%	1.2	0.6	116%
Fees and Commissions, net	$4.8	$4.3	$2.6	11%	82%	$12.1	$7.6	58%

Fees and Commissions income increased to $4.8 million for 3Q21 (+11% QoQ and +82% YoY) and to $12.1 million for the 9M21 (+58%), as the Bank saw increased activity in its transaction-based structuring and syndications business, coupled with the solid results in the Bank’s letters of credit business.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	30-Sep-21	30-Jun-21	31-Mar-21	31-Dec-20	30-Sep-20
Allowance for loan losses
Balance at beginning of the period	$41.4	$41.1	$41.2	$42.5	$45.4
Provisions (reversals)	0.0	0.1	(0.1)	(1.3)	1.5
Write-offs, net of recoveries	0.0	0.2	0.0	0.0	(4.4)
End of period balance	$41.4	$41.4	$41.1	$41.2	$42.5

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$3.8	$2.9	$2.9	$2.1	$2.1
(Reversals) provisions	(0.1)	0.9	0.0	0.8	(0.1)
End of period balance	$3.7	$3.8	$2.9	$2.9	$2.1

Total allowance for losses (loans and loan commitments and financial guarantee contract losses)	$45.1	$45.2	$44.0	$44.1	$44.6

Allowance for Investment Portfolio losses
Balance at beginning of the period	$0.9	$0.6	$0.5	$0.3	$0.2
Provisions (reversals)	0.9	0.3	0.1	0.2	0.1
End of period balance	$1.8	$0.9	$0.6	$0.5	$0.3

Total allowance for losses	$46.9	$46.1	$44.6	$44.6	$44.9

Total allowance for losses to Credit Portfolio	0.7%	0.7%	0.7%	0.7%	0.8%
Credit-impaired loans to Loan Portfolio	0.2%	0.2%	0.2%	0.2%	0.0%
Total allowance for losses to credit-impaired loans (times)	4.4	4.4	4.2	4.2	n.m.

Stage 1 (low risk) to Total Credit Portfolio	97%	96%	95%	94%	94%
Stage 2 (increased risk) to Total Credit Portfolio	3%	4%	5%	6%	6%
Stage 3 (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%
"n.m." means not meaningful.

As of September 30, 2021, the total allowance for credit losses increased to $46.9 million, representing a coverage ratio to the Credit Portfolio of 0.7%, compared to $46.1 million, or 0.7%, at the end of 2Q21 and compared to $44.9 million, or 0.8%, at the end of 3Q20. The quarterly and yearly increase was mostly related to credit loss provisions associated to the Investment Portfolio, as balances increased 47% QoQ and 228% YoY as of September 30, 2021.

As of September 30, 2021, credit-impaired loans (“NPL”) remained unchanged from the previous quarter, at $11 million, or 0.2% of the total Loan Portfolio. Credits with increased risk since origination (Stage 2 under IFRS 9) represented 3% of total exposure, with the remaining 97% categorized as Stage 1 or low-risk credits.

OPERATING EXPENSES

(US$ million, except percentages)	3Q21	2Q21	3Q20	QoQ (%)	YoY (%)	9M21	9M20	YoY (%)
Operating expenses
Salaries and other employee expenses	6.0	5.4	4.6	11%	29%	16.8	15.8	6%
Depreciation of investment property, equipment and improvements	0.6	0.7	1.1	-10%	-44%	2.1	2.7	-21%
Amortization of intangible assets	0.1	0.3	0.2	-61%	-46%	0.6	0.6	11%
Other expenses	3.7	3.8	2.4	-4%	51%	10.1	8.1	25%
Total Operating Expenses	$10.3	$10.1	$8.3	2%	24%	$29.6	$27.2	9%
Efficiency Ratio	38.5%	39.6%	33.1%			39.8%	36.8%

The Bank’s 3Q21 and 9M21 operating expenses totaled $10.3 million (+2% QoQ; +24% YoY) and $29.6 million (+9% YoY), respectively. The YoY quarterly and year-to-date increases mostly relate to reduced expenses in the comparable periods, as cost saving measures were implemented at the onset of Covid-19.

The Bank’s Efficiency Ratio improved to 39% in 3Q21, as higher total revenues more than compensated the increase in operating expenses. YTD Efficiency Ratio stood at 40%, up from 37% a year ago, as the 1% improvement in total revenues was offset by the 9% increase in operating expenses.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Sep-21	30-Jun-21	30-Sep-20	QoQ (%)	YoY (%)
Total equity	$1,013	$1,031	$1,026	-2%	-1%
Tier 1 capital to risk weighted assets (Basel III – IRB) (9)	21.3%	23.6%	26.5%	-10%	-19%
Risk-Weighted Assets (Basel III – IRB) (9)	$4,749	$4,374	$3,878	9%	22%
Capital Adequacy Ratio (Regulatory) (10)	16.9%	18.2%	21.8%	-7%	-22%
Risk-Weighted Assets (Regulatory) (10)	$6,107	$5,783	$4,779	6%	28%
Total assets / Total equity (times)	6.9	6.5	6.2	6%	12%
Shares outstanding (in thousand)	38,017	39,361	39,672	-3%	-4%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 38.0 million common shares outstanding as of September 30, 2021. The 2% QoQ and 1% YoY decreases in equity levels were mainly due to the Bank’s open market stock repurchase program, under which 1.8 million shares for a total of $28.6 million, with an average price of $16.17, have been repurchased since its launching in mid-May of 2021.

As of September 30, 2021, the Bank’s ratio of total assets to total equity stood at 6.9 times, and the Bank’s Tier 1 Basel III Capital Ratio stood at 21.3%, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk. In addition, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator, was 16.9% as of September 30, 2021, well above the required minimum of 8%. Under this methodology, credit risk-weighted assets are calculated under Basel’s standardized approach.

RECENT EVENTS

▪	Quarterly dividend payment: The Board approved a quarterly common dividend of $0.25 per share corresponding to the third quarter 2021. The cash dividend will be paid on November 23, 2021, to shareholders registered as of November 9, 2021.

▪	Rating update: On September 1, 2021, Fitch Ratings affirmed the Bank’s Long- and Short-Term Foreign Currency Issuer Default Rating (IDR) at “BBB/F3”, respectively. The outlook was revised to “Stable” from “Negative”, resulting from the same action on the trend of Fitch’s assessment of the Bank’s regional operating environment.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

10)	As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.

11)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above ‘A-‘). Liquidity ratio refers to liquid assets as a percentage of total assets.

12)	Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.

13)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, October 29, 2021 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 43047589, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 48578833.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2021	June 30, 2021	September 30, 2020	CHANGE	%	CHANGE	%
	(In US$ thousand)
Assets

Cash and due from banks	$663,975	$823,493	$1,401,669	$(159,518)	(19)%	$(737,694)	(53)%

Securities and other financial assets, net	772,957	527,170	238,572	245,787	47	534,385	224

Loans, net	5,268,827	5,202,871	4,546,926	65,956	1	721,901	16

Customers' liabilities under acceptances	239,544	129,402	89,576	110,142	85	149,968	167
Derivative financial instruments - assets	7,124	14,270	6,943	(7,146)	(50)	181	3
Equipment and leasehold improvements, net	15,294	14,841	16,620	453	3	(1,326)	(8)
Intangibles, net	1,658	1,555	864	103	7	794	92
Investment properties	2,050	3,075	3,285	(1,025)	(33)	(1,235)	(38)
Other assets	5,651	6,555	6,739	(904)	(14)	(1,088)	(16)

Total assets	$6,977,080	$6,723,232	$6,311,194	$253,848	4%	$665,886	11%

Liabilities

Demand deposits	$431,874	$317,014	$361,230	$114,860	36%	$70,644	20%
Time deposits	2,946,944	3,029,175	2,693,965	(82,231)	(3)	252,979	9
	3,378,818	3,346,189	3,055,195	32,629	1	323,623	11
Interest payable	3,027	3,839	3,431	(812)	(21)	(404)	(12)
Total deposits	3,381,845	3,350,028	3,058,626	31,817	1	323,219	11

Securities sold under repurchase agreements	330,998	112,488	10,663	218,510	194	320,335	3,004
Borrowings and debt, net	1,960,699	2,060,009	2,066,943	(99,310)	(5)	(106,244)	(5)
Interest payable	9,813	7,730	9,649	2,083	27	164	2

Acceptance outstanding	239,544	129,402	89,576	110,142	85	149,968	167
Derivative financial instruments - liabilities	23,770	14,930	33,315	8,840	59	(9,545)	(29)
Allowance for loan commitments and financial guarantee contract losses	3,654	3,790	2,088	(136)	(4)	1,566	75
Other liabilities	14,033	14,153	14,627	(120)	(1)	(594)	(4)

Total liabilities	$5,964,356	$5,692,530	$5,285,487	$271,826	5%	$678,869	13%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(84,366)	(62,264)	(57,866)	(22,102)	(35)	(26,500)	(46)
Additional paid-in capital in excess of value assigned of common stock	119,627	119,366	119,850	261	0	(223)	(0)
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	477,109	471,121	458,265	5,988	1	18,844	4
Other comprehensive loss	(10,855)	(8,730)	(5,751)	(2,125)	(24)	(5,104)	(89)

Total equity	$1,012,724	$1,030,702	$1,025,707	$(17,978)	(2)%	$(12,983)	(1)%

Total liabilities and equity	$6,977,080	$6,723,232	$6,311,194	$253,848	4%	$665,886	11%

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2021	June 30, 2021	September 30, 2020	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$34,770	$34,164	$39,694	$606	2%	$(4,924)	(12)%
Interest expense	(12,691)	(13,166)	(17,086)	475	4	4,395	26

Net Interest Income	22,079	20,998	22,608	1,081	5	(529)	(2)

Other income (expense):
Fees and commissions, net	4,752	4,271	2,611	481	11	2,141	82
(Loss) gain on financial instruments, net	(112)	234	(437)	(346)	(148)	325	74
Other income, net	111	87	407	24	28	(296)	(73)
Total other income, net	4,751	4,592	2,581	159	3	2,170	84

Total revenues	26,830	25,590	25,189	1,240	5	1,641	7

Provision for credit losses	(771)	(1,384)	(1,543)	613	44	772	50
Gain on non-financial assets, net	0	0	140	0	n.m. (*)	(140)	(100)

Operating expenses:
Salaries and other employee expenses	(5,952)	(5,363)	(4,626)	(589)	(11)	(1,326)	(29)
Depreciation of investment properties, equipment and improvements	(622)	(691)	(1,116)	69	10	494	44
Amortization of intangible assets	(99)	(253)	(185)	154	61	86	46
Other expenses	(3,655)	(3,815)	(2,415)	160	4	(1,240)	(51)
Total operating expenses	(10,328)	(10,122)	(8,342)	(206)	(2)	(1,986)	(24)

Profit for the period	$15,731	$14,084	$15,444	$1,647	12%	$287	2%

PER COMMON SHARE DATA:
Basic earnings per share	$0.41	$0.36	$0.39
Diluted earnings per share	$0.41	$0.36	$0.39
Book value (period average)	$26.46	$26.17	$25.85
Book value (period end)	$26.64	$26.19	$25.85

Weighted average basic shares	38,789	39,659	39,672
Weighted average diluted shares	38,789	39,659	39,672
Basic shares period end	38,017	39,361	39,672

PERFORMANCE RATIOS:
Return on average assets	0.9%	0.8%	1.0%
Return on average equity	6.1%	5.4%	6.0%
Net interest margin	1.33%	1.27%	1.42%
Net interest spread	1.17%	1.11%	1.19%
Efficiency Ratio	38.5%	39.6%	33.1%
Operating expenses to total average assets	0.61%	0.60%	0.52%

(*) "n.m." means not meaningful.

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2021	September 30, 2020	CHANGE	%
Net Interest Income:
Interest income	$101,852	$143,190	$(41,338)	(29)%
Interest expense	(39,880)	(73,059)	33,179	45

Net Interest Income	61,972	70,131	(8,159)	(12)

Other income (expense):
Fees and commissions, net	12,063	7,624	4,439	58
Gain (loss) on financial instruments, net	51	(4,744)	4,795	101
Other income, net	295	838	(543)	(65)
Total other income, net	12,409	3,718	8,691	234

Total revenues	74,381	73,849	532	1

(Provision for) reversal of credit losses	(2,155)	1,153	(3,308)	(287)

Operating expenses:
Salaries and other employee expenses	(16,764)	(15,804)	(960)	(6)
Depreciation of investment properties, equipment and improvements	(2,132)	(2,705)	573	21
Amortization of intangible assets	(623)	(562)	(61)	(11)
Other expenses	(10,076)	(8,079)	(1,997)	(25)
Total operating expenses	(29,595)	(27,150)	(2,445)	(9)

Profit for the period	$42,631	$47,852	$(5,221)	(11)%

PER COMMON SHARE DATA:
Basic earnings per share	$1.08	$1.21
Diluted earnings per share	$1.08	$1.21
Book value (period average)	$26.30	$25.87
Book value (period end)	$26.64	$25.85

Weighted average basic shares	39,377	39,645
Weighted average diluted shares	39,377	39,645
Basic shares period end	38,017	39,672

PERFORMANCE RATIOS:
Return on average assets	0.9%	1.0%
Return on average equity	5.5%	6.2%
Net interest margin	1.28%	1.43%
Net interest spread	1.11%	1.12%
Efficiency Ratio	39.8%	36.8%
Operating expenses to total average assets	0.60%	0.55%

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2021			June 30, 2021			September 30, 2020
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$765,621	$287	0.15%	$831,868	$257	0.12%	$1,737,338	$897	0.20%
Securities at fair value through OCI	204,258	190	0.36	218,134	214	0.39	30,318	40	0.52
Securities at amortized cost (1)	415,598	2,377	2.24	233,213	1,711	2.90	104,762	871	3.25
Loans, net of unearned interest	5,219,597	31,916	2.39	5,342,209	31,982	2.37	4,472,974	37,886	3.31

TOTAL INTEREST EARNING ASSETS	$6,605,074	$34,770	2.06%	$6,625,424	$34,164	2.04%	$6,345,392	$39,694	2.45%

Allowance for loan losses	(40,237)			(42,439)			(40,654)
Non interest earning assets	187,830			160,119			137,993

TOTAL ASSETS	$6,752,667			$6,743,104			$6,442,730

INTEREST BEARING LIABILITIES
Deposits	3,374,609	$3,093	0.36%	3,403,486	$3,469	0.40%	$3,067,604	$4,400	0.56%
Securities sold under repurchase agreement and short-term borrowings and debt	640,547	801	0.49	646,154	1,206	0.74	878,831	4,586	2.04
Long-term borrowings and debt, net (2)	1,544,324	8,797	2.23	1,531,329	8,491	2.19	1,350,266	8,100	2.35

TOTAL INTEREST BEARING LIABILITIES	$5,559,481	$12,691	0.89%	$5,580,970	$13,166	0.93%	$5,296,700	$17,086	1.26%

Non interest bearing liabilities and other liabilities	$166,661			$124,407			$120,370

TOTAL LIABILITIES	5,726,142			5,705,377			5,417,070

EQUITY	1,026,525			1,037,727			1,025,660

TOTAL LIABILITIES AND EQUITY	$6,752,667			$6,743,104			$6,442,730

NET INTEREST SPREAD			1.17%			1.11%			1.19%

NET INTEREST INCOME AND NET INTEREST MARGIN		$22,079	1.33%		$20,998	1.27%		$22,608	1.42%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Includes lease liabilities, net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2021			September 30, 2020
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$866,660	$904	0.14%	$1,494,489	$4,272	0.38%
Securities at fair value through OCI	217,622	643	0.39	13,573	71	0.69
Securities at amortized cost (1)	273,426	5,486	2.65	82,872	2,157	3.42
Loans, net of unearned interest	5,107,575	94,819	2.45	4,971,430	136,690	3.61

TOTAL INTEREST EARNING ASSETS	$6,465,283	$101,852	2.08%	$6,562,365	$143,190	2.87%

Allowance for loan losses	(40,976)			(75,830)
Non interest earning assets	163,544			140,860

TOTAL ASSETS	$6,587,851			$6,627,395

INTEREST BEARING LIABILITIES
Deposits	$3,344,566	$10,034	0.40%	$2,786,549	$21,553	1.02%
Securities sold under repurchase agreement and short-term borrowings and debt	552,662	3,792	0.90	1,317,970	21,672	2.16
Long-term borrowings and debt, net (2)	1,523,706	26,054	2.25	1,382,571	29,834	2.84

TOTAL INTEREST BEARING LIABILITIES	$5,420,934	$39,880	0.97%	$5,487,090	$73,059	1.75%

Non interest bearing liabilities and other liabilities	$131,398			$114,808

TOTAL LIABILITIES	5,552,333			5,601,897

EQUITY	1,035,518			1,025,498

TOTAL LIABILITIES AND EQUITY	$6,587,851			$6,627,395

NET INTEREST SPREAD			1.11%			1.12%

NET INTEREST INCOME AND NET INTEREST MARGIN		$61,972	1.28%		$70,131	1.43%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Includes lease liabilities, net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/21	SEP 30/21	JUN 30/21	MAR 31/21	DEC 31/20	SEP 30/20	SEP 30/20
Net Interest Income:
Interest income	$101,852	$34,770	$34,164	$32,918	$37,782	$39,694	$143,190
Interest expense	(39,880)	(12,691)	(13,166)	(14,023)	(15,464)	(17,086)	(73,059)
Net Interest Income	61,972	22,079	20,998	18,895	22,318	22,608	70,131

Other income (expense):
Fees and commissions, net	12,063	4,752	4,271	3,040	2,794	2,611	7,624
Gain (loss) on financial instruments, net	51	(112)	234	(71)	(50)	(437)	(4,744)
Other income, net	295	111	87	97	245	407	838
Total other income, net	12,409	4,751	4,592	3,066	2,989	2,581	3,718

Total revenues	74,381	26,830	25,590	21,961	25,307	25,189	73,849

(Provision for) reversal of credit losses	(2,155)	(771)	(1,384)	0	311	(1,543)	1,153
Gain on non-financial assets, net	0	0	0	0	296	140	0
Total operating expenses	(29,595)	(10,328)	(10,122)	(9,145)	(10,173)	(8,342)	(27,150)
Profit for the period	$42,631	$15,731	$14,084	$12,816	$15,741	$15,444	$47,852

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.08	$0.41	$0.36	$0.32	$0.40	$0.39	$1.21

PERFORMANCE RATIOS
Return on average assets	0.9%	0.9%	0.8%	0.8%	1.0%	1.0%	1.0%
Return on average equity	5.5%	6.1%	5.4%	5.0%	6.1%	6.0%	6.2%
Net interest margin	1.28%	1.33%	1.27%	1.24%	1.37%	1.42%	1.43%
Net interest spread	1.11%	1.17%	1.11%	1.04%	1.17%	1.19%	1.12%
Efficiency Ratio	39.8%	38.5%	39.6%	41.6%	40.2%	33.1%	36.8%
Operating expenses to total average assets	0.60%	0.61%	0.60%	0.59%	0.62%	0.52%	0.55%

EXHIBIT VII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/21	SEP 30/20	SEP 30/21	JUN 30/21	SEP 30/20
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$60,497	$66,887	$21,286	$20,480	$21,201
Other income	12,676	5,488	4,939	4,479	2,929
Total revenues	73,173	72,375	26,225	24,959	24,130
(Provision for) reversal of credit losses	(890)	1,356	115	(1,042)	(1,430)
Gain on non-financial assets, net	0	0	0	0	140
Operating expenses	(22,902)	(20,111)	(7,874)	(7,880)	(6,507)

Profit for the segment	$49,381	$53,620	$18,466	$16,037	$16,333

Segment assets	5,524,936	4,657,429	5,524,936	5,349,392	4,657,429

TREASURY BUSINESS SEGMENT:

Net interest income	$1,475	$3,244	$793	$518	$1,407
Other income (expense)	(267)	(1,770)	(188)	113	(348)
Total revenues	1,208	1,474	605	631	1,059
Provision for credit losses	(1,265)	(203)	(886)	(342)	(113)
Operating expenses	(6,693)	(7,039)	(2,454)	(2,242)	(1,835)

Loss for the segment	$(6,750)	$(5,768)	$(2,735)	$(1,953)	(889)

Segment assets	1,446,516	1,647,046	1,446,516	1,367,318	1,647,046

TOTAL:

Net interest income	$61,972	$70,131	$22,079	$20,998	$22,608
Other income	12,409	3,718	4,751	4,592	2,581
Total revenues	74,381	73,849	26,830	25,590	25,189
(Provision) reversal for credit losses	(2,155)	1,153	(771)	(1,384)	(1,543)
Gain on non-financial assets, net	0	0	0	0	140
Operating expenses	(29,595)	(27,150)	(10,328)	(10,122)	(8,342)
Profit for the period	$42,631	$47,852	$15,731	$14,084	$15,444

Total segment assets	6,971,452	6,304,475	6,971,452	6,716,710	6,304,475
Unallocated assets	5,628	6,719	5,628	6,522	6,719
Total assets	6,977,080	6,311,194	6,977,080	6,723,232	6,311,194

EXHIBIT VIII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$97	1	$106	2	$146	3	$(9)	$(49)
BOLIVIA	13	0	15	0	8	0	(2)	5
BRAZIL	1,240	18	1,302	20	914	17	(62)	326
CHILE	714	10	722	11	510	10	(8)	204
COLOMBIA	684	10	733	11	732	14	(49)	(48)
COSTA RICA	197	3	184	3	178	3	13	19
DOMINICAN REPUBLIC	292	4	311	5	194	4	(19)	98
ECUADOR	293	4	258	4	174	3	35	119
EL SALVADOR	86	1	34	1	46	1	52	40
GUATEMALA	415	6	418	6	319	6	(3)	96
HONDURAS	26	0	37	1	62	1	(11)	(36)
JAMAICA	37	1	36	1	29	1	1	8
MEXICO	911	13	663	10	639	12	248	272
PANAMA	287	4	272	4	340	6	15	(53)
PARAGUAY	55	1	61	1	108	2	(6)	(53)
PERU	366	5	399	6	148	3	(33)	218
TRINIDAD & TOBAGO	153	2	140	2	177	3	13	(24)
UNITED STATES OF AMERICA	324	5	201	3	131	2	123	193
URUGUAY	178	3	110	2	27	1	68	151
MULTILATERAL ORGANIZATIONS	106	2	112	2	57	1	(6)	49
OTHER NON-LATAM (1)	482	7	417	6	381	7	65	101

TOTAL CREDIT PORTFOLIO (2)	$6,956	100%	$6,531	100%	$5,320	100%	$425	$1,636

UNEARNED INTEREST AND DEFERRED FEES	(8)		(7)		(7)		(1)	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,948		$6,524		$5,313		$424	$1,635

(1)	Risk in highly rated countries outside the Region related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT IX

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$97	2	$106	2	$146	3	$(9)	$(49)
BOLIVIA	13	0	15	0	8	0	(2)	5
BRAZIL	1,142	18	1,207	20	888	17	(65)	254
CHILE	614	10	623	10	504	10	(9)	110
COLOMBIA	649	10	706	12	703	14	(57)	(54)
COSTA RICA	193	3	184	3	178	3	9	15
DOMINICAN REPUBLIC	287	5	311	5	194	4	(24)	93
ECUADOR	293	5	258	4	174	3	35	119
EL SALVADOR	86	1	34	1	46	1	52	40
GUATEMALA	412	7	418	7	319	6	(6)	93
HONDURAS	26	0	37	1	62	1	(11)	(36)
JAMAICA	37	1	36	1	29	1	1	8
MEXICO	865	14	628	10	595	12	237	270
PANAMA	274	4	258	4	332	7	16	(58)
PARAGUAY	55	1	61	1	108	2	(6)	(53)
PERU	308	5	347	6	136	3	(39)	172
TRINIDAD & TOBAGO	153	2	140	2	177	3	13	(24)
URUGUAY	178	3	110	2	27	1	68	151
OTHER NON-LATAM (1)	506	8	529	9	461	9	(23)	45

TOTAL COMMERCIAL PORTFOLIO (2)	$6,188	100%	$6,008	100%	$5,087	100%	$180	$1,101

UNEARNED INTEREST AND DEFERRED FEES	(8)		(7)		(7)		(1)	(1)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,180		$6,001		$5,080		$179	$1,100

(1)	Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of September 30, 2021, “Other Non-Latam” was comprised of United States of America ($45 million), European countries ($334 million) and Asian countries ($127 million)
(2)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT X

INVESTMENT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$98	13	$95	18	$26	11	$3	$72
CHILE	100	13	99	19	6	3	1	94
COLOMBIA	35	5	27	5	30	13	8	5
COSTA RICA	4	1	0	0	0	0	4	4
DOMINICAN REPUBLIC	5	1	0	0	0	0	5	5
GUATEMALA	3	0	0	0	0	0	3	3
MEXICO	46	6	35	7	44	19	11	2
PANAMA	13	2	14	3	8	4	(1)	5
PERU	58	8	52	10	12	5	6	46
UNITED STATES OF AMERICA	279	36	89	17	51	22	190	228
MULTILATERAL ORGANIZATIONS	106	14	112	21	57	24	(6)	49
OTHER NON-LATAM (1)	21	3	0	0	0	0	21	21

TOTAL INVESTMENT PORTFOLIO (2)	$768	100%	$523	100%	$234	100%	$245	$534

(1)	Risk in highly rated countries outside the Region.
(2)	Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

EXHIBIT XI

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	9M21	9M20	3Q21	2Q21	3Q20	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$11	$21	$0	$11	$20	$(10)	$(11)	$(20)
BOLIVIA	15	5	3	7	5	10	(4)	(2)
BRAZIL	829	710	272	271	373	119	1	(101)
CHILE	961	262	345	268	116	699	77	229
COLOMBIA	826	496	226	260	94	330	(34)	132
COSTA RICA	122	133	85	13	60	(11)	72	25
DOMINICAN REPUBLIC	519	406	143	193	199	113	(50)	(56)
ECUADOR	10	247	0	5	51	(237)	(5)	(51)
EL SALVADOR	107	57	57	20	20	50	37	37
GUATEMALA	432	223	179	153	111	209	26	68
HONDURAS	35	60	12	14	0	(25)	(2)	12
JAMAICA	174	142	37	74	43	32	(37)	(6)
MEXICO	2,189	1,614	1,020	662	472	575	358	548
PANAMA	484	443	186	192	108	41	(6)	78
PARAGUAY	78	95	0	15	25	(17)	(15)	(25)
PERU	341	193	125	109	51	148	16	74
TRINIDAD & TOBAGO	0	10	0	0	0	(10)	0	0
URUGUAY	220	59	72	62	0	161	10	72
OTHER NON-LATAM (1)	624	625	160	334	167	(1)	(174)	(7)

TOTAL LOAN DISBURSED (2)	$7,977	$5,801	$2,922	$2,663	$1,915	$2,176	$259	$1,007

(1)	Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.